FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2012

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

May 3, 2012

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

News Release

MAX begins Phase III drill program at Majuba Hill copper/silver/gold oxide project in Nevada.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has resumed core drilling at the Majuba Hill copper/silver/gold project in Nevada.  This Phase III drill program is permitted for up to 30 holes (5,000 m) that will test the southeast extension of near surface high grade supergene oxide mineralization identified by MAX at the historic Majuba Hill mine during 2011, as well as initiate delineation drilling at the DeSoto discovery zone 1.4 km to the northwest with a view to outlining an initial NI 43-101 compliant resource estimate by the end of the year.

During Phase I drilling in 2011, MAX intercepted high grade copper/silver oxide mineralization near surface over long intervals at the past producing Majuba Hill mine.   Highlights of this drilling include:

•

96 m of 39.2 g/t Ag, 0.57% Cu and 0.10 g/t Au in hole MM-06

•

50.3 m of 50.8 g/t Ag, 0.31% Cu and 0.31 g/t Au in MM-07

•

42.7 m of 37.5 g/t Ag and 0.38% Cu in hole MM-03

The first hole of the current program, MM-21, is located approximately 250 m southeast of the middle portal of the past producing Majuba Hill mine and will test a ridge of high grade oxide mineralization identified during geologic exploration in 2011 that appears to extend a further 500 m to the southeast to the “Ball Park” area, where hole MM-17 intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag.   A map showing drilling locations from the 2011 exploration programs at Majuba Hill, as well as the location of MM-21, is available on our web site at www.maxresource.com.

During the fall of 2011 MAX drilled a further four step-out holes, with hole MM-18 intercepting 29.2 m of 30.5 g/t Ag and 0.69% Cu 1.4 km to the northwest at the high grade DeSoto soil anomaly, which currently measures approximately 2 km long by 1 km wide and returned values as high as 1.53% Cu and 209 g/t Ag in soils.   This soil anomaly remains open to the south and east and appears to extend at least another 1 km to the northwest onto additional land (560 acres) acquired by MAX in April, 2012.   On completion of hole MM-21, the drill rig will be moved to the DeSoto zone to begin an extensive drill program to determine the overall grade and areal extent of the high grade copper/silver oxide mineralization intercepted by hole MM-18.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill copper/silver project, including maps showing the results of soil sampling and the drilling completed to date, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  June 4, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director